UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Medicure Inc.

B.	(1)	This is (check one):

		☒ an original filing for the Filer

		☐ an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S- T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrants:	Medicure Inc.

	Form type:	Tender Offer/Rights Offering Notification Form on Form CB (the “Form CB”)

	File number (if known):	005-01122

	Filed by:	Medicure Inc.

	Date filed (if filed concurrently, so indicate):	November 14, 2019 (filed concurrently with Form CB)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

Suite 2, 1250 Waverley Street,

Winnipeg, Manitoba Canada

R3T 6C6

Tel: (204) 487-7412

E.	The Filer designates and appoints Corporation Service Company (the “Agent for service of process”), located at:

251 Little Falls Drive

Wilmington, Delaware

19808

Tel: 800-927-9800

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer made or purported to be made by the Filer with respect to which filings are made by the Filer with the Commission on Form CB. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such Agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which such form relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winnipeg, Province of Manitoba, Country of Canada this 12th day of November, 2019.

MEDICURE INC.

By:	(signed) Albert D. Friesen
Name:	Albert D. Friesen
Title:	President and Chief Executive Officer

This statement has been signed by the following persons in the capacities as the agent for service of process and on the date indicated.

By:	(signed) Sylvia M. Buxbaum
Name:	Sylvia M. Buxbaum
Title:	Authorized Representative for Corporation Service Company

Date:	November 13, 2019